August 2, 2024

VIA EDGAR TRANSMISSION

Securities and Exchange Commission

Division of Corporation Finance

Office of Manufacturing

Washington, D.C. 20549

Re:	J-Star Holding Co., Ltd. (the “Company”)
Amendment No. 19 to Registration Statement on Form F-1
Filed June 13, 2024
File No. 333-263755

Dear SEC Officers,

As counsel for the Company and on its behalf, this letter is being submitted in response to the letter dated July 9, 2024 from the Securities and Exchange Commission (the “Commission”) in which the staff of the Commission (the “Staff”) commented on the above-referenced Registration Statement on Form F-1 (the “Form F-1”). For the Staff’s convenience, the Staff’s comments have been stated below in their entirety, with the Company’s responses set out immediately underneath those comments. Please note that all references to page numbers in the responses are references to the page numbers in a revised Form F-1 (the “Revised F-1”), filed concurrently with the submission of this letter in response to the Staff’s comments.

Amendment No. 19 to Registration Statement on Form F-1 filed June 13, 2024

Conventions that Apply to this Prospectus, page 12

1. Please update the “information and statistics” and industry data and estimates throughout the amendment to account for any new or updated guidance, such as the data in the Frost & Sullivan report you commissioned, or reconfirm and disclose that there is no such new or updated guidance, and that the current disclosure is the most up to date. For example, we note the disclosure on page 78 of the amended registration statement filed on June 13, 2024 that “Looking forward, as the pandemic is gradually controlled, the carbon fiber racket parts industry is expected to recover from 2021” appears to have not been updated. As another example, we note the disclosure on page 79 of the amended registration statement about the “2021 Physical Activity Council’s Overview Report on U.S. Participation” released by the Physical Activity Council.

Response: In response to the Staff’s comment, the Company respectfully submits that the industry data and estimates were amended throughout the Revised F-1.

Use of Proceeds, page 50

2. Please update the disclosure about how you intend to use the net proceeds of this offering and whether the amounts allocated to each purpose will be sufficient to accomplish the intended use or whether you will require additional funds. In this regard, we note that the uses and percentages disclosed here remain substantially similar to prior amendments but the total aggregate expected proceeds has declined substantially. If you will require additional funds, disclose the expected source, amount and nature of the funding.

Response: In response to the Staff’s comment, the Company respectfully submits that the Company’s target is to expand to the U.S., and thus, the usages and amount allocated from the net proceeds of the offering is adjusted and amended accordingly on pages 13 and 49 and throughout the Revised F-1.

Should you have any questions relating to the foregoing or wish to discuss any aspect of the Company’s filing, please contact me at +852.5600.0188.

Very truly yours,

/s/ Lawrence S. Venick
Lawrence S. Venick